Armed Forces Brewing Company, Inc.

1001 Bolling Avenue #406

Norfolk, VA 23508

757-900-2322

August 25, 2023

Sarah Sidwell

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Amendment No. 5 to Offering Statement on Form 1-A/A

Filed August 25, 2023

File No. 024-12221

Dear Ms. Sidwell:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), Armed Forces Brewing Company, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1-A/A, so that it may be qualified by 4:00 p.m., Eastern Time on Thursday, August 31, 2023 or as soon thereafter as is practicable.

Please note that the latest Form 1-A/A filing dated today includes an updated auditor’s consent as requested by the Commission. Other than that, this version of Form 1-A/A is identical to the last version filed and reviewed, with the exception of updating the date throughout to August 25, 2023 and a change of the Company’s phone number.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/Alan Beal/

Alan Beal

CEO

Armed Forces Brewing Company, Inc.